FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number 333-10886

Dunlop Standard Aerospace Holdings plc (Exact name of registrant as specified in its charter)

Holbrook Lane Coventry CV6 4AA United Kingdom (Address of principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunlop Standard Aerospace Holdings plc

By:	/s/	David Unruh

David Unruh
Chief Financial Officer

January 20, 2004

FORM 6-K: TABLE OF CONTENTS

1. Press Release of Dunlop Standard Aerospace Holdings plc, dated January 19, 2004, regarding a new contract award.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in North America or the United Kingdom; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

News Release

Dunlop Standard Aerospace Group Subsidiary Awarded Multi-Million Dollar Contract For US NavyT56 Engine Maintenance

San Antonio, TX January 19, 2004 – Dunlop Standard Aerospace Group Limited’s subsidiary company, Standard Aero, has been awarded a one year contract with four renewable one year options to provide Depot Level Repairs for the Navy’s T56 Series III engine modules. The contract is structured as an estimated $84.7 Million indefinite delivery/indefinite quantity for the one year term, with similar revenue estimates on renewal of the contract. The T56 Series III engine powers the Navy’s fleet of P-3 Orion, C-130 Hercules, E-2 Hawkeye, and C-2 Greyhound aircraft. Derivatives of this engine are also used on US Navy frigates. Standard Aero has over 40 years of experience in maintaining the Rolls-Royce Allison T56/501 family of engines and will draw upon this experience to provide superior customer service to the U.S. Navy.

“Standard Aero is very pleased to be given the privilege of supporting the needs of the U.S. Navy,” said Lee Beaumont, President of Standard Aero’s Government Services Division. “We applaud the Navy’s focus on quality, delivery speed, and cost in awarding this contract, which ultimately benefits both the Navy and the American Taxpayer. We see the Navy’s criteria as testament to their focus on Affordable Readiness,” he added.

Over the past several years, a dedicated team of Standard Aero Engineering, Customer Service and Operations personnel has visited the majority of the Navy’s Aircraft Intermediate Maintenance Departments (AIMDs) in order to better understand and address the unique needs of the customer. The contract was awarded on a best value basis with technical, past performance, experience, and price as the evaluation factors.

“We are confident that our proven maintenance practices coupled with state of the art MRO technologies and facilities will ensure the Navy is provided with reliable engines capable of effective performance in all environments the aircraft are flown in,” said Jim Henry, Vice President of Engineering for Standard Aero Government Services Division. The company has fully redesigned facilities utilizing lean and cellular operations which yield significant improvements in throughput, turn-time, cost reduction and quality control.

Standard Aero, a member of Dunlop Standard Aerospace Group, is one of the world’s largest independent small gas turbine engine, accessory repair and overhaul companies. Standard Aero performs repair and overhaul on Pratt & Whitney, Rolls-Royce, Honeywell, and General Electric engines used in regional airlines, business aviation, military, and government aircraft. Standard Aero applies specialized business process redesign concepts to both its operations and those of its customers, providing the tools and training to drive profitable growth and improved business performance.

For more information contact:

Ed Richmond Dunlop Standard Aerospace Group Senior Vice President of Strategy and Business Development Phone: 204-987-7106 Fax: 204-784-9647 E-mail: ed_richmond@dsagrp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

By:	/s/	David Unruh

Name:	David Unruh
Title:	Chief Financial Officer
Date:	January 20, 2004